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                             July 23, 2020

       Kimi Igluchi
       Chief Financial Officer
       Sage Therapeutics, Inc.
       215 First Street
       Cambridge, MA 02142

                                                        Re: Sage Therapeutics,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed February 27,
2020
                                                            File No. 001-36544

       Dear Ms. Igluchi:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal year Ended December 31, 2019

       Notes to Consolidated Financial Statements
       Cost of Goods Sold, page F-10

   1. You disclose that certain manufacturing costs associated with product shipments of
                                                        ZULRESSO were expensed
prior to FDA approval and, therefore, were not included in
                                                        cost of goods sold as
of December 31, 2019 and March 31, 2020. Please tell us and
                                                        provide proposed
disclosure to be included in future periodic reports that addresses the following:

                                                              The cost of the
inventory build-up prior to your regulatory approval that had been expensed in prior
periods as research and development expenses (i.e. zero cost inventories),
 Kimi Igluchi
Sage Therapeutics, Inc.
July 23, 2020
Page 2
                The estimated selling value of zero cost inventory on hand at March 31, 2020 and when you expect, based on your current sales trends, the zero cost inventories to be depleted, and

                The shelf life of your inventory and your consideration of whether or not any additional inventory will be determined to be obsolete in future periods.
6. Collaboration Agreement, page F-26

2. With regards to your strategic collaboration agreement with Shionogi, please provide the following information so we may further evaluate your accounting. Tell us how you concluded:

                the license is distinct and has standalone value under ASC 606-10-25-19 through 25-
              22, specifically addressing ASC 606-10-25-19a. In this regard, include in your response if the supply of API is available from entities other than you. Refer also to
              ASC 606-10-55-368 through 55-374, Example 56.

                the supply of API is an option and not a performance obligation. Refer to ASC 606-
              10-25-14 through 25-22, specifically 21c, and ASC 606-10-55-41 through 55-45 and
              55-54 through 55-58.
3. Please tell us where you have filed the collaboration agreement with Shionogi. If this agreement was not filed, tell us how you determined the collaboration agreement not to be material given that you have not generated any revenues prior to the revenue recognized under this agreement.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Christine Allen Torney at 202-551-3652 or Sasha Parikh at 202-551-
3627 with any questions.



FirstName LastNameKimi Igluchi                                 Sincerely,
Comapany NameSage Therapeutics, Inc.
                                                               Division of
Corporation Finance
July 23, 2020 Page 2                                           Office of Life
Sciences
FirstName LastName